                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                             Plains Resources Inc.
                               (Name of Issuer)

                    Common Stock, $.10 par value per share
                        (Title of Class of Securities)

                                  726540 10 7
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

-----------------------                                  ---------------------
  CUSIP NO. 726540 10 7             13G                    Page 2 of 9 Pages
-----------------------                                  ---------------------

 -----------------------------------------------------------------------------
      NAME OF REPORTING PERSON:    Advisory Research, Inc.
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  #36-2831881



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          867,200 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          867,200 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      867,200 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 726540 10 7             13G                    Page 3 of 9 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:     David B. Heller
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  SSN  ###-##-####



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
     United States citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          867,200 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          867,200 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      867,200 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:
          --------------

          Plains Resources Inc.

Item 1(b) Name of Issuer's Principal Executive Offices:
          --------------------------------------------

          1600 Smith Street
          Houston, Texas  77002

Item 2(a) Name of Person Filing:
          ---------------------

          Advisory Research, Inc.
          David B. Heller

Item 2(b) Address of Principal Business Office or, if none, Residence:
          ------------------------------------------------------------

          Two Prudential Plaza
          180 N. Stetson, Suite 5780
          Chicago, Illinois  60601

Item 2(c) Citizenship:
          -----------

          Advisory Research, Inc. is a Delaware corporation.
          David B. Heller is a United States citizen.

Item 2(d) Title of Class of Securities:
          ----------------------------

          Common Stock, $.10 par value per share.

Item 2(e) CUSIP No.:
          ---------

          726540 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
          -------------------------------------

          (a)  [_]  Broker or Dealer registered under Section 15 of the Act

          (b)  [_]  Bank as defined in Section 3(a)(6) of the Act

          (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [_] Investment Company registered under Section 8 of the Investment Company Act.
                           (Advisory Research, Inc.)


                               Page 4 of 9 Pages

          (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

          (g) [_] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G)

          (h)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4    Ownership:
          ---------

          (a)  Amount Beneficially Owned:

               Advisory Research, Inc.        867,200
               David B. Heller                867,200

          (b)  Percent of Class:

               Advisory Research, Inc.    5.2%
               David B. Heller            5.2%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    None

              (ii) Shared power to vote or to direct the vote:

                    Advisory Research, Inc.    867,200
                    David B. Heller            867,200

             (iii)  Sole power to dispose or to direct the disposition of:

                    None

              (iv) Shared power to dispose or to direct the disposition of:

                    Advisory Research, Inc.    867,200
                    David B. Heller            867,200

          As of December 31, 1997, Advisory Research, Inc. was the direct beneficial owner of 867,200 shares of Plains

                               Page 5 of 9 Pages

          Resources Inc. Common Stock. David B. Heller is President and the controlling shareholder of Advisory Research, Inc.

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6    Ownership of More Than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          ---------------------------------------------------------

          Not applicable.

Item 8    Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          Not applicable.

Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not applicable.

Item 10   Certification:
          -------------

          By certifying below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 6 of 9 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998

                                        ADVISORY RESEARCH, INC.


                                        By: /s/ DAVID B. HELLER
                                            ---------------------------
                                            Name:  David B. Heller
                                            Its:   President

                               Page 7 of 9 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998



                                        By: /s/ DAVID B. HELLER
                                            ------------------------
                                            David B. Heller


                               Page 8 of 9 Pages
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                                    EXHIBIT
                                    -------

                      SCHEDULE 13G JOINT FILING AGREEMENT

     The undersigned and each other person executing this joint filing agreement agree as follows:

     (i) The undersigned and each other person executing this joint filing agreement are individually eligible to use the Schedule 13G to which this
Exhibit is attached, and such Schedule 13G is filed on behalf of the undersigned and each other person executing this joint filing agreement; and

     (ii) The undersigned and each other person executing this joint filing agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this joint filing agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

     This Agreement may be executed in one or more counterparts by each person executing this joint filing agreement, and each such counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument.

Dated:  February 13, 1998

                                        ADVISORY RESEARCH, INC.


                                        By:  /s/ DAVID B. HELLER
                                            ---------------------------
                                            Name:  David B. Heller
                                            Its:    President



                                        /s/ DAVID B. HELLER
                                        -------------------------------
                                        David B. Heller

                               Page 9 of 9 Pages